

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2022

Jeffrey Peck
Chief Executive Officer
ISUN, INC.
400 Avenue D, Suite 10
Williston, Vermont 05495

> **Re: ISUN, INC.**
> **Registration Statement on Form S-3**
> **Filed on December 5, 2022**
> **File No. 333-268678**

Dear Jeffrey Peck:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at (202) 551-4987 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing